                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  SCHEDULE 13G

                                Amendment No. 1

                   Under the Securities Exchange Act of 1934

                     UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  913 378 105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

                               Page 1 of 5 pages

                                                               Page 2 of 5 pages

CUSIP No.:       913 378 105
------------------------------------------------------------------------------------------------
  1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         Arvin Scott
------------------------------------------------------------------------------------------------
  2)     Check the Appropriate Box if a Member of a Group

         (a)     Not Applicable
         (b)     [  ]
------------------------------------------------------------------------------------------------
  3)     SEC Use Only
------------------------------------------------------------------------------------------------
  4)     Citizenship or Place of Organization                                United States
------------------------------------------------------------------------------------------------
Number of                 5)      Sole Voting Power                          1,183,000 (1)(2)
Shares                    ----------------------------------------------------------------------
Beneficially              6)      Shared Voting Power
Owned                     ----------------------------------------------------------------------
by Each                   7)      Sole Dispositive Power                     1,183,000 (1)(2)
Reporting                 ----------------------------------------------------------------------
Person With               8)      Shared Dispositive Power
------------------------------------------------------------------------------------------------
 9)      Aggregate Amount Beneficially Owned by Each Reporting Person        1,183,000 (1)(2)
------------------------------------------------------------------------------------------------
10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
------------------------------------------------------------------------------------------------
11)      Percent of Class Represented by Amount in Row (9)                   17.51%
------------------------------------------------------------------------------------------------
12)      Type of Reporting Person                                            IN
------------------------------------------------------------------------------------------------


----------------------

(1) Includes presently exercisable option to purchase 25,000 shares of Common Stock.

(2) Includes presently exercisable warrant to purchase 2,000 shares of Common Stock.

                                                               Page 3 of 5 pages

ITEM 1(a)        NAME OF ISSUER:

                          Universal Automotive Industries, Inc.

ITEM 1(b)        NAME OF PERSON FILING:

                          Arvin Scott

Item 2(b)        Address of Principal Business Office or, if none, Residence:

                          3350 North Kedzie, Chicago, Illinois  60618-5722

Item 2(c)        Citizenship:

                          United States

Item 2(d)        Title of Class of Securities:

                          Common Stock

Item 2(e) CUSIP Number:

                          913 378 105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         (a)   [ ]   Broker or Dealer registered under Section 15 of the Act
         (b)   [ ]   Bank as defined in section 3(a)(6) of the Act
         (c)   [ ]   Insurance Company as defined in Section 3(a)(19) of the
                     Act
         (d)   [ ]   Investment Company registered under Section 8 of the
                     Investment Company Act
         (e)   [ ]   Investment Adviser registered under Section 203 of the
                     Investment Advisers Act of 1940
         (f)   [ ]   Employee Benefit Plan, Pension Fund which is subject to
                     the provisions of the Employee Retirement Income Security
                     Act of 1974 or Endowment Fund; see Section
                     240.13d-1(b)(1)(ii)(F)
         (g)   [ ]   Parent Holding Company, in accordance with Section
                     240.13d-1(b)(ii)(G) (Note:  See Item 7)
         (h)   [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

                                                               Page 4 of 5 pages

ITEM 4.  OWNERSHIP

         (a)     Amount Beneficially Owned:

                          1,183,000 shares of Common Stock (1)(2)

         (b)     Percent of Class:

                          17.51%

         (c)     Number of shares as to which such person has:

                 (i)      sole power to vote or to direct the vote
                          1,183,000 (1)(2)
                 (ii)     shared power to vote or to direct the vote
                 (iii) sole power to dispose or to direct the disposition of 1,183,000 (1)(2)
                 (iv) shared power to dispose or to direct the disposition of

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following  [   ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                          Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                          Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                          Not Applicable


--------------------------

(1) Includes presently exercisable option to purchase 25,000 shares of Common Stock.

(2) Includes presently exercisable warrant to purchase 2,000 shares of Common Stock.

                                                               Page 5 of 5 pages

ITEM 10.         CERTIFICATION

Signature.
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 1997

Signature:

/s/ Arvin Scott
-----------------------------
Arvin Scott